SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2008
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: September 4, 2008	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release:  Immediate, September 4, 2008
KATHRYN MCQUADE APPOINTED EVP AND CHIEF FINANCIAL OFFICER OF CANADIAN PACIFIC
CALGARY – Canadian Pacific Railway Limited (TSX/NYSE: CP) today announced the appointment of Kathryn McQuade to the position of Executive Vice President and Chief Financial Officer, effective immediately.
Ms. McQuade will assume responsibility for all functions currently reporting to the CFO: comptroller, treasury, investor relations, internal audit, and corporate planning. She will also retain responsibility for Business Information Services and Strategic Sourcing Group.
“Kathryn’s extensive finance skills and experience, deep knowledge of the North American railway system, and recent experience with CP’s operations, are a wonderful combination for CP,” said CP President and CEO Fred Green.
Ms. McQuade has served as Executive Vice President and Chief Operating Officer since joining Canadian Pacific in 2007. She is a Chartered Public Accountant and, prior to joining Canadian Pacific, was Executive Vice President – Planning and Chief Information Officer at Norfolk Southern. During the last fifteen years at NS she held various VP positions in finance, including Sr. Vice President Finance.
Mike Lambert, formerly Executive Vice President and Chief Financial Officer, has left the company to pursue other interests.
Brock Winter will return to the role of Senior VP, Operations once he has concluded the previously announced review of productivity and efficiency.
Contacts:

Media Mark Seland Tel.: (403) 540-7178 email: mark_seland@cpr.ca	Investment Community Janet Weiss, Assistant Vice-President Investor Relations Tel.: (403) 319-3591 email: investor@cpr.ca